SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ladder Capital Corp

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

505743 104

(CUSIP Number)

Brian Harris

c/o Ladder Capital Corp

345 Park Avenue, 8th Floor

New York, New York 10154

(212) 715-3170

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 505743 104		13D

1.	Names of Reporting Persons Brian Harris

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO [See Item 3]

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 733,909

	8.	Shared Voting Power 6,214,247

	9.	Sole Dispositive Power 733,909

	10.	Shared Dispositive Power 6,214,247

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,948,156

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on December 21, 2015, as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on February 22, 2019 (the “Original Schedule 13D”), relating to the Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), of Ladder Capital Corp (the “Company”). The Original Schedule 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 2, by adding the following at the end thereof:

On June 30, 2020, Mr. Harris converted 4,793,623 LP Units and an equal number of shares of Class B common stock into 4,793,623 shares of Class A common stock of the Company, for no additional consideration (the “Conversion”).

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 2, by adding the following at the end thereof:

Pursuant to the Conversion, Mr. Harris received 4,793,623 shares of Class A Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment No. 2, as follows:

The ownership percentages set forth below are based on 118,300,620 shares of the Issuer’s Class A Common Stock and 2,196,095 LP Units and shares of the Issuer’s Class B Common Stock outstanding as of April 22, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 6, 2020, as adjusted to give effect to (i) the Conversion, (ii) the conversion by Marc Fox of 161,670 LP Units and shares of Class B Common Stock of the Company into 161,670 shares of Class A Common Stock of the Company, as reported by Mr. Fox in a Form 4 filed with the SEC on June 26, 2020, (iii) the conversion by Pamela McCormack of 327,691 LP Units and shares of Class B Common Stock of the Company into 327,691 shares of Class A Common Stock of the Company, as reported by Mr. McCormack in a Form 4 filed with the SEC on June 26, 2020, (iv) the conversion by Robert Perelman of 41,476 LP Units and shares of Class B Common Stock of the Company into 41,476 shares of Class A Common Stock of the Company, as reportd by Mr. Perelman in a Form 4 filed with the SEC on June 26, 2020, (v) the conversion by Alan Fishman of 1,101,029 LP Units and shares of Class B Common Stock of the Company into 1,101,029 shares of Class A Common Stock of the Company, as reported by Mr. Fishman in a Form 4 filed with the SEC on July 2, 2020, (vi) the conversion by Douglas Durst of 3,537,349 LP Units and shares of Class B Common Stock of the Company into 3,537,349 shares of Class A Common Stock of the Company, as reported by Mr. Durst in a Form 4 filed with the SEC on July 2, 2020, and increased to include (vii) 454,914 options to purchase shares of Class A Common Stock directly owned by Mr. Harris that may be exercised as of the date hereof and/or within 60 days of the date hereof.

(a) and (b)

Mr. Harris directly owns or may be deemed to beneficially own 6,948,156 shares of Class A Common Stock, consisting of (i) 278,995 shares of Class A Common Stock directly owned by Mr. Harris, (ii) 454,914 options to purchase shares of Class A Common Stock directly owned by Mr. Harris that may be exercised as of the date hereof and/or within 60 days of the date hereof, (iii) 4,793,623 shares of Class A Common Stock directly owned by the Betsy A. Harris 2012 Family Trust, a trust organized under the laws of New Jersey (the “Harris Trust”), (iv) 400,540 shares of Class A Common Stock directly owned by Harris Investment Associates, L.P. and (v) 1,020,084 shares of Class A Common Stock directly owned by Harris Investment Associates II, L.P., and together, representing 5.7% of the total number of shares of Class A Common Stock outstanding, assuming that all LP Units outstanding, except those held by Ladder, together with all outstanding shares of Class B Common Stock, are exchanged into shares of Class A Common Stock. Mr. Harris is the trustee of the Harris Trust and therefore may be deemed to beneficially own the 4,793,623 shares of Class A Common Stock owned by the Harris Trust. Mr. Harris is the general partner of each of Harris Investment Associates, L.P. and Harris Investment Associates II, L.P. and therefore may be deemed to beneficially own the 400,540 and 1,020,084 shares of Class A Common Stock owned by them, respectively.

Mr. Harris has and will have the sole power to vote and dispose of the securities described above in items (i) and (ii) and, along with the Harris Trust (in the case of item (iii) above), Harris Investment Associates, L.P.(in the case of item (iv) above), and Harris Investment Associates II, L.P. (in the case of item (v) above), shared power to vote and dispose of the shares described above in items (iii) through (v), by virtue of the relationships described above.

The address for the Harris Trust, Harris Investment Associates, L.P. and Harris Investment Associates II, L.P. is c/o Ladder Capital Corp, 345 Park Avenue, 8th Floor, New York, New York, 10154.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) To the best knowledge of the Reporting Person, except as described in Items 3 and 4, the Reporting Person has not effected a transaction in LP Units, shares of Class B Common Stock or shares of Class A Common Stock during the past 60 days (other than transactions that may have been effected in the ordinary course of business in an agency or a fiduciary capacity).

(d) Other than the Reporting Person, the Harris Trust, Harris Investment Associates, L.P. and Harris Investment Associates II, L.P. solely with respect to the shares of Class A Common Stock and the LP Units and shares of Class B Common Stock held by such persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s securities.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Third Amended and Restated Limited Liability Limited Partnership Agreement, dated December 31, 2014, by and among Ladder Capital Finance Holdings LLLP, each General Partner and each Person party thereto or otherwise bound as a Limited Partner (incorporated by reference to Exhibit 10.3 to Ladder Capital Corp’s Form 8-K filed on January 5, 2015), as amended by the Amendment to the Third Amended and Restated Limited Liability Limited Partnership Agreement, dated November 30, 2015 (incorporated by reference to Exhibit 10.2 to Ladder Capital Corp's Form 10-K filed on March 7, 2016).

Exhibit 2	Second Amended and Restated Registration Rights Agreement, dated March 3, 2017 (incorporated by reference to Exhibit 99.2 to Ladder Capital Corp's Form 8-K filed on March 3, 2017).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 2, 2020	BRIAN HARRIS

		By:	/s/ Brian Harris
Name: Brian Harris

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).